CONTINUING GROWTH


05050628

exceeded
t year's earnings
more than 15%

Atrion
Corp

2004 ANNUAL REPORT

A company that meets the market with products that perform, year after year.


MPS
On Time
PRESSURE
SYSTEM
RETRO
DELIVERY
AUTO



A company where dedicated people drive continuing improvement.

A company where annual earnings growth has exceeded 15 percent for six consecutive years.

It all adds up to **continuing growth.**


WASHINGTON

Financial Highlights	3
Letter to Stockholders	4
Financial Information	7
Corporate Information	32


Earnings Per Diluted Share
From
Continuing Operations
$3.50
3.00
2.50
2.00
1.50
1.00
.50
2000
2001
2002
2003
2004


Revenues
in millions
$70
60
50
40
30
20
10
2000
2001
2002
2003
2004


Operating Income
in millions
$9.0
7.0
5.0
3.0
1.0
2000
2001
2002
2003
2004

For the year ended December 31,	2004	2003
Revenues	$ 66,081,000	$ 62,803,000
Operating income	8,596,000	6,923,000
Income from continuing operations	6,305,000	4,892,000
Earnings per diluted share from continuing operations	$ 3.41	$ 2.66
Weighted average diluted shares outstanding	1,850,000	1,839,000

As of December 31,	2004	2003
Total assets	$ 67,408,000	$ 60,050,000
Working capital	19,206,000	13,803,000
Long-term debt	2,936,000	4,287,000
Stockholders' equity	$ 50,603,000	$ 44,604,000

Over the last five years, our country and our economy were impacted by a rapid-fire series of events. The tragedy of the September 11 terrorist attacks. The 2001 recession. The corporate governance and accounting scandals. The turbulence in the stock market. The war in Iraq. And, most recently, the sharp rise in energy costs. Each of these left in its wake an aftermath of adverse developments that touched every aspect of our economy. As with all American businesses, our company faced significant challenges during these times. Our customers and our suppliers also faced these challenges, further impacting the company.

At Atrion, we improved our performance during these unprecedented events with an unchanged focus on continuing growth. Over the years, we have worked hard to develop a strong financial foundation and to employ strategies to sustain our company through periods of both challenge and opportunity. We're pleased to report that, through the turmoil of recent times, Atrion continued to produce steady growth in all key aspects of its business.


EBITDA Per Diluted Share From Continuing Operations
$8
7
6
5
4
3
2
1
$3.92
$4.78
$5.48
$6.33
$7.26
2000
2001
2002
2003
2004

Continuing Financial Strength

On the financial front, 2004 was a good year for our company. One indication of our ability to deliver continuing growth can be seen in our earnings per share performance. In 2004, earnings per diluted share from continuing operations increased by 28 percent over the prior year, from $2.66 to $3.41. This marks the sixth consecutive year that we have posted earnings per share growth in excess of 15 percent, ranging from 16 percent to 50 percent. Operating income improved by 24 percent in 2004, to $8.6 million from $6.9 million in 2003.

With increased sales in most of our product lines, our revenues continued to show steady growth, despite fluctuating conditions in our markets and the economy over the past few years. Revenues in 2004 were 5 percent higher, rising to $66.1 million from $62.8 million for 2003. During the year, we saw considerable increases in sales of our fluid delivery, cardiovascular and other products. However, this growth was masked by a substantial decline in ophthalmic sales following the completion of a contract in late 2003.

Our generation of strong cash flow enables us to do a number of things that we think are fundamental to our financial strength. In 2004, we made progress in all these areas: funding the operational needs of our business, investing in future growth, reducing indebtedness and returning value to our stockholders.

In 2004, we took the first steps toward the construction of a new manufacturing facility in St. Petersburg, Florida, which will provide the much-needed expansion of production capacity for our operations there. In early 2005, we entered into an agreement to purchase 10 acres of land which, along with construction, is expected to cost between $16 million and $18 million, including the land cost. The current plans call for a 165,000-sq.-ft. facility to be completed in 2006. To facilitate a smooth transition of people and equipment, we selected a site that is in close proximity to our current facility, less than four miles away.

Even with capital outlays in 2004 of $5.6 million for equipment and $3.75 million for a deposit on the land in St. Petersburg, we further reduced our long-term debt, from $4.3 million at year-end 2003 to $2.9 million at the end of 2004. We view this as a sign of continuing financial strength and stewardship.

As always, returning value to our stockholders is a high priority. The continued payment of quarterly dividends on the company's common stock was increased from 12 cents per share to 14 cents per share in September 2004, reflecting our continued growth in earnings.

Continuing Operational Improvement

Atrion has three facilities with more than 290,000 square feet devoted to design, engineering, manufacturing, marketing, and research and development activities. In a world that is increasingly inclined toward the outsourcing of all these functions, we proudly and sensibly keep 100 percent of our manufacturing operations in the United States.

Our goal is to consistently deliver superior quality and value, at the right time and the right price. To achieve that, we must continually look for ways to improve every aspect of our operations to ensure that we are making the best use of our assets and resources.

In 2004 we successfully employed a number of efficiency improvements which contributed to a 24 percent increase in operating income. We worked to improve productivity by investing more than $5.6 million in manufacturing equipment and expanded production capacity. The upgrading of technology and automation processes enables us to increase output and improve productivity, providing both near- and long-term benefit for our operations.

Continuing Product Improvement

Atrion is a leading supplier of medical devices and components to niche markets, primarily serving the cardiovascular, ophthalmic and fluid delivery markets. Over the years, our experience and reputation have helped us become the leading U.S. manufacturer of soft contact lens disinfection cases, catheters for the treatment of tear duct obstruction, clamps for IV sets, vacuum relief valves, surgical tapes used in minimally invasive surgeries, and check valves. Our leading position and our reputation for quality in the medical valve market have taken us into the marine and aviation market as well, where we are the leading domestic manufacturer of valves and inflation devices used in safety products such as life vests and inflatable boats.

In the cardiovascular arena we continue to increase market share with our innovative MPS® Myocardial Protection System, utilized in over 30,000 cardiac procedures in 2004. This proprietary technology


CARDIOVASCULAR
25%
OTHER
25%
FLUID DELIVERY
26%
OPHTHALMOLOGY
24%

2004 Revenues by Product Line

delivers essential medicated blood solutions at specific temperatures and pressures to the heart during cardiac surgery. In 2005 we are introducing the next-generation product, the MPS 2, which features an expanded flow range, cyclic flow to mimic normal blood pressure, and a special low-volume flow mode for pediatric applications. We expect the increased awareness of best practices and the introduction of the MPS 2 to drive continued success in this market.

Our focus on making products that meet the emerging needs of niche markets in the health care industry means we are continually developing our pipeline of new products and extensions of our existing product lines.

Continuing Growth

In 2004, Atrion was recognized by Fortune magazine as one of the 100 Fastest Growing Small Companies in America. While rapid growth is not the primary objective of our business strategy, steady and sustainable growth is. We think that the principles guiding our quest for continuing growth have put us on a track for progress and performance that will go on, year after year. These principles, which have served us well through the changes and challenges of past years, will be our foundation for future growth.

One of the key drivers of our success is our people. We are privileged to have the experience and dedication of many individuals on our team. As we begin 2005, we pay tribute to John Maley, who contributed much to our growth over the years. A member of our board since 1996, he passed away in January 2005. He leaves us with the memory of his energy and character, and the legacy of his wisdom and advice. We are a better company because of his presence here and are greatly saddened by his loss.

By its very definition, continuing growth is an ongoing process. It is something we seek to achieve day after day and year after year. We know that to deliver continuing growth, we must keep investing in things that have a large and lasting impact. Our products. Our facilities. Our equipment. Our technology. And, above all, our people. We must remember that our employees are the drivers of our success and they should be recognized and valued, always. We must not waver in our commitment to our customers or our responsibility to our stockholders. We look forward to leveraging the successful principles of our past, fully utilizing the assets and resources at our disposal, and tapping the vast reserve of energy and experience of our people to take us into the future—a future of continuing growth.

Sincerely,



Emile A. Battat
Chairman of the Board and President

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002	2001	2000
Revenues	$ 66,081	$ 62,803	$ 59,533	$ 57,605	$ 51,447
Income from continuing operations	6,305	4,892	4,065	4,262	2,663
Net income	6,470	5,057	2,589[b]	9,754[c]	2,792
Total assets	67,408	60,050	60,807	65,555	63,690
Long-term debt	2,936	4,287	10,337	17,125	7,400
Income from continuing operations, per diluted share	3.41	2.66	2.18	1.88	1.25
Net income per diluted share	3.50	2.75	1.39[b]	4.30[c]	1.31
Cash dividends per common share	.52	.24[a]	—	—	—
Average diluted shares outstanding	1,850	1,839	1,863	2,272	2,135

(a) Dividends on outstanding common shares paid in the 3rd and 4th quarters at $.12 per share

(b) Includes a $1.6 million after-tax goodwill impairment charge ($.88 per diluted share)

(c) Includes a $5.5 million after-tax gain ($2.42 per diluted share) from discontinued operations

2004 FINANCIAL INFORMATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA Per Diluted Share From Continuing Operations

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002	2001	2000
Income from continuing operations	$ 6,305	$ 4,892	$ 4,065	$ 4,262	$ 2,663
Add:					
Interest expense (income), net	48	126	354	223	654
Income tax expense	2,289	1,879	1,403	1,803	923
Depreciation and amortization	4,792	4,746	4,384	4,569	4,119
EBITDA	$ 13,434	$ 11,643	$ 10,206	$ 10,857	$ 8,359
Average diluted shares outstanding	1,850	1,839	1,863	2,272	2,135
EBITDA per Diluted Share from Continuing Operations	$ 7.26	$ 6.33	$ 5.48	$ 4.78	$ 3.92

EBITDA per diluted share from continuing operations, a non-GAAP financial measure, is computed by the Company as EBITDA divided by weighted average diluted shares outstanding. The company computes EBITDA by adding income from continuing operations, net interest expense/(income), income tax expense, depreciation and amortization.

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	FOR THE YEAR ENDED DECEMBER 31, 2004	2003	2002
Revenues	$ 66,081	$ 62,803	$ 59,533
Cost of Goods Sold	40,804	40,564	39,236
Gross Profit	25,277	22,239	20,297
Operating Expenses:			
Selling	5,676	5,594	5,343
General and administrative	8,631	7,576	6,992
Research and development	2,374	2,146	2,180
	16,681	15,316	14,515
Operating Income	8,596	6,923	5,782
Interest Income	45	69	78
Interest Expense	(93)	(195)	(432)
Other Income (Expense), net	46	(26)	40
Income from Continuing Operations before Provision for Income Taxes	8,594	6,771	5,468
Income Tax Provision	(2,289)	(1,879)	(1,403)
Income from Continuing Operations	6,305	4,892	4,065
Gain on Disposal of Discontinued Operations, net of tax	165	165	165
Cumulative Effect of Accounting Change, net of tax	—	—	(1,641)
Net Income	$ 6,470	$ 5,057	$ 2,589
Income Per Basic Share:			
Continuing operations	$ 3.68	$ 2.86	$ 2.37
Discontinued operations	.10	.10	.10
Cumulative effect of accounting change	—	—	(.96)
Net Income Per Basic Share	$ 3.78	$ 2.96	$ 1.51
Weighted Average Basic Shares Outstanding	1,711	1,711	1,711
Income Per Diluted Share:			
Continuing operations	$ 3.41	$ 2.66	$ 2.18
Discontinued operations	.09	.09	.09
Cumulative effect of accounting change	—	—	(.88)
Net Income Per Diluted Share	$ 3.50	$ 2.75	$ 1.39
Weighted Average Diluted Shares Outstanding	1,850	1,839	1,863

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	AS OF DECEMBER 31, 2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 255	$ 298
Accounts receivable, net of allowance for doubtful accounts of $118 and $103 in 2004 and 2003, respectively	7,588	6,226
Inventories	14,013	11,314
Prepaid expenses	1,028	1,894
Land deposit	3,750	—
Deferred income taxes	1,039	760
	27,673	20,492
Property, Plant and Equipment	50,402	45,767
Less accumulated depreciation and amortization	25,071	21,578
	25,331	24,189
Other Assets and Deferred Charges:		
Patents, net of accumulated amortization of $7,535 and $7,151 in 2004 and 2003, respectively	1,714	2,099
Goodwill	9,730	9,730
Other	2,960	3,540
	14,404	15,369
	$ 67,408	$ 60,050
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 3,788	$ 2,778
Accrued liabilities	3,358	3,260
Accrued income and other taxes	1,321	651
	8,467	6,689
Line of Credit	2,936	4,287
Other Liabilities and Deferred Credits:		
Deferred income taxes	4,263	3,496
Other	1,139	974
	5,402	4,470
Commitments and Contingencies	—	—
Stockholders' Equity:		
Common stock, par value $.10 per share, authorized 10,000 shares, issued 3,420 shares	342	342
Additional paid-in capital	10,013	9,673
Retained earnings	74,479	68,900
Treasury shares, 1,701 shares in 2004 and 1,720 shares in 2003, at cost	(34,231)	(34,311)
	50,603	44,604
	$ 67,408	$ 60,050

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,470	$ 5,057	$ 2,589
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	—	—	1,641
Gain on disposal of discontinued operations	(165)	(165)	(165)
Depreciation and amortization	4,792	4,746	4,384
Deferred income taxes	487	1,639	366
Tax benefit related to stock plans	90	515	82
Other	20	34	127
	11,694	11,826	9,024
Changes in operating assets and liabilities:			
Accounts receivable	(1,362)	495	838
Inventories	(2,698)	(1,003)	803
Prepaid expenses	866	379	(810)
Other non-current assets	580	8	(240)
Accounts payable and accrued liabilities	1,109	1,008	(307)
Accrued income and other taxes	670	(208)	750
Other non-current liabilities	165	199	(190)
Net cash provided by continuing operations	11,024	12,704	9,868
Net cash provided by discontinued operations	165	165	165
	11,189	12,869	10,033
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property, plant and equipment additions	(5,570)	(4,215)	(3,279)
Deposit on land purchase	(3,750)	—	—
	(9,320)	(4,215)	(3,279)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in line of credit	(1,351)	(6,050)	(6,788)
Issuance of treasury stock	414	2,656	409
Purchase of treasury stock	(84)	(4,909)	(564)
Dividends paid	(891)	(406)	—
	(1,912)	(8,709)	(6,943)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(43)	(55)	(189)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	298	353	542
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 255	$ 298	$ 353
CASH PAID FOR:			
Interest	$ 96	$ 207	$ 418
Income taxes (net of refunds)	716	554	(340)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS)	COMMON STOCK SHARES OUTSTANDING	COMMON STOCK AMOUNT	TREASURY STOCK SHARES	TREASURY STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, January 1, 2002	1,688	$ 342	1,732	$ (30,818)	$ 7,991	$ 61,660	$ 39,175
Net income						2,589	2,589
Tax benefit from exercise of stock options					82		82
Exercise of stock options	53		(53)	443	149		592
Shares surrendered in option exercises	(9)		9	(183)			(183)
Purchase of treasury stock	(26)		26	(564)			(564)
Balance, December 31, 2002	1,706	342	1,714	(31,122)	8,222	64,249	41,691
Net income						5,057	5,057
Tax benefit from exercise of stock options					515		515
Exercise of stock options	187		(187)	1,720	936		2,656
Purchase of treasury stock	(193)		193	(4,909)			(4,909)
Dividends						(406)	(406)
Balance, December 31, 2003	1,700	342	1,720	(34,311)	9,673	68,900	44,604
Net income						6,470	6,470
Tax benefit from exercise of stock options					90		90
Exercise of stock options	21		(21)	164	250		414
Purchase of treasury stock	(2)		2	(84)			(84)
Dividends						(891)	(891)
BALANCE, DECEMBER 31, 2004	1,719	$ 342	1,701	$ (34,231)	$ 10,013	$ 74,479	$ 50,603

The accompanying notes are an integral part of this statement.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Atrion Corporation designs, develops, manufactures, sells and distributes products primarily for the medical and health care industry. The Company markets its products throughout the United States and internationally. The Company's customers include hospitals, distributors, and other manufacturers. As of December 31, 2004, the principal subsidiaries of the Company through which it conducted its operations were Atrion Medical Products, Inc. ("Atrion Medical Products"), Halkey-Roberts Corporation ("Halkey-Roberts") and Quest Medical, Inc. ("Quest Medical").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

FAIR VALUE

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items. The carrying amount of debt approximates fair value as the interest rate is tied to market rates.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FINANCIAL PRESENTATION

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

CASH AND CASH EQUIVALENTS

Cash equivalents are securities with original maturities of 90 days or less.

TRADE RECEIVABLES

Trade accounts receivable are recorded at the original sales price to the customer. The Company maintains an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. On an ongoing basis, the collectibility of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectibility of specific accounts. The Company evaluates the collectibility of specific accounts using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	DECEMBER 31, 2004	DECEMBER 31, 2003
Raw materials	$ 5,665	$ 4,705
Finished goods	4,595	3,793
Work in process	3,753	2,816
Total inventories	$ 14,013	$ 11,314

INCOME TAXES

The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial reporting basis and the tax basis of the Company's other assets and liabilities. These amounts are based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	DECEMBER 31, 2004	DECEMBER 31, 2003	USEFUL LIVES
Land	$ 1,506	$ 1,506	—
Buildings	9,147	8,981	30-40 yrs
Machinery and equipment	39,749	35,280	3-10 yrs
Total property, plant and equipment	$ 50,402	$ 45,767	

Depreciation expense of $4,408,000, $4,442,000 and $4,080,000 was recorded for the years ended December 31, 2004, 2003 and 2002, respectively.

PATENTS

Cost for patents acquired is determined at acquisition date. Patents are amortized over the remaining lives of the individual patents, which are three to 13 years. Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

GOODWILL

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Through December 31, 2001, goodwill was being amortized over 25 years. Beginning January 1, 2002, accounting for goodwill was changed to conform to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as outlined in Note 2. Annual impairment testing for goodwill is done in accordance with SFAS No. 142 using a fair value-based test. Goodwill is also reviewed periodically for impairment whenever events or changes in circumstances indicate a change in value may have occurred.

REVENUES

The Company recognizes revenue when its products are shipped to its customers and distributors, provided an arrangement exists, the fee is fixed and determinable and collectibility is reasonably assured. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Returns, discounts and other allowances have been insignificant historically.

SHIPPING AND HANDLING POLICY

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

STOCK-BASED COMPENSATION

At December 31, 2004, the Company had two stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

In December 2004, the Financial Accounting Standards Board issued a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123R"). SFAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and recognize that cost over the vesting period. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. The Company will begin recognizing option expense starting July 1, 2005. Since most of the Company's outstanding options will have vested prior to July 1, 2005, the amount of expense to be recognized for options starting in the third quarter of 2005 is not expected to be significant.

The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2004	2003	2002
Net income, as reported	$ 6,470	$ 5,057	$ 2,589
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards, net of tax effects	(658)	(526)	(691)
Pro forma net income	$ 5,812	$ 4,531	$ 1,898
Income per share:			
Basic — as reported	$ 3.78	$ 2.96	$ 1.51
Basic — pro forma	$ 3.40	$ 2.65	$ 1.11
Diluted — as reported	$ 3.50	$ 2.75	$ 1.39
Diluted — pro forma	$ 3.14	$ 2.46	$ 1.02

NEW ACCOUNTING PRONOUNCEMENTS

In addition to SFAS No. 123R more fully discussed above, the FASB issued SFAS No. 151, "Inventory Costs," which amends Accounting Research Bulletin 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be recognized as current period expenses. Also, the Statement requires fixed overhead costs to be allocated to inventory based on normal production capacity. SFAS No. 151 is effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The Company does not expect a material effect from adoption of this pronouncement.

2 GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142 effective January 1, 2002, and has identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment: (1) Atrion Medical Products (2) Halkey-Roberts and (3) Quest Medical. In connection with its adoption of SFAS No. 142, the Company conducted an impairment analysis that revealed that the Quest Medical reporting unit was impaired, resulting in a write-down of goodwill in the first quarter of 2002 of $1.6 million, net of an income tax benefit of $845,000. The charge reflected a $2.5 million reduction in the goodwill resulting from the acquisition of Quest Medical in February 1998. The remaining goodwill for the Company totaled $9.7 million at December 31, 2004.

Intangible assets consist of the following (dollars in thousands):

	December 31, 2004			December 31, 2003	
	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:					
Patents	12.85	$ 9,250	$ 7,535	$ 9,250	$ 7,151
Intangible assets not subject to amortization:					
Goodwill		$ 9,730	—	$ 9,730	—

Aggregate amortization expense for patents was $384,000 for 2004 and $304,000 for each of 2003 and 2002.

Estimated future amortization expense for each of the years set below ending December 31, is as follows (in thousands):

2005	$ 205
2006	$ 155
2007	$ 144
2008	$ 144

There was no change in the carrying amounts of goodwill for 2004 or 2003.

3 DISCONTINUED OPERATIONS

During 1997, the Company sold all of its natural gas operations. The consolidated financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The consolidated financial statements reflect a gain on disposal of these discontinued operations of $165,000 in each of 2004, 2003 and 2002. These amounts are net of income tax expense of $85,000 in each of the three years.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2004, 2003 and 2002 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax.

4 LINE OF CREDIT

The Company has a revolving credit facility ("Credit Facility") with a money center bank. Under the Credit Facility, the Company and certain of its subsidiaries have a line of credit of $25 million which is secured by substantially all inventories, equipment and accounts receivable of the Company. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent (3.38 percent at December 31, 2004) and is payable monthly. At December 31, 2004 and 2003, $2.9 million and $4.3 million, respectively, was outstanding under the line of credit. The Credit Facility expires November 12, 2006 and may be extended under certain circumstances. At any time during the term, the Company may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. The Company's ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2004, the Company was in compliance with all financial covenants.

5 INCOME TAXES

The items comprising income tax expense for continuing operations are as follows (in thousands):

	YEAR ENDED DECEMBER 31, 2004	2003	2002
Current — Federal	$ 1,807	$ 914	$ 1,081
— State	91	32	(44)
	1,898	946	1,037
Deferred — Federal	380	912	327
— State	11	21	39
	391	933	366
Total income tax expense	$ 2,289	$ 1,879	$ 1,403

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
DEFERRED TAX ASSETS:		
Patents and goodwill	$ 187	$ 654
Benefit plans	517	492
Inventories	413	374
Other	443	208
Total deferred tax assets	$ 1,560	$ 1,728
DEFERRED TAX LIABILITIES:		
Property, plant and equipment	$ 4,222	$ 3,838
Pensions	562	626
Total deferred tax liabilities	$ 4,784	$ 4,464
Net deferred tax liability	$ 3,224	$ 2,736
BALANCE SHEET CLASSIFICATION:		
Non-current deferred income tax liability	$ 4,263	$ 3,496
Current deferred income tax asset	1,039	760
Net deferred tax liability	$ 3,224	$ 2,736

Total income tax expense for continuing operations differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
Income tax expense at the statutory federal income tax rate	$ 2,922	$ 2,298	$ 1,858
Increase (decrease) resulting from:			
State income taxes	67	34	80
R&D credit	(75)	(100)	(164)
Foreign sales benefit	(441)	(250)	(244)
Other, net	(184)	(103)	(127)
Total income tax expense	$ 2,289	$ 1,879	$ 1,403

6 STOCKHOLDERS' EQUITY

The Board of Directors of the Company has at various times authorized repurchases of Company stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. The Company has effected a number of open-market or negotiated transactions to purchase its stock during the past three years. These repurchases totaled 1,900, 20,200 and 26,000 shares during the years 2004, 2003 and 2002, respectively, at per share prices ranging from $20.51 to $44.16. As of December 31, 2004, authorization for the repurchase of 92,100 additional shares remained. The Company purchased 173,614 shares of its common stock at $23.00 per share in April 2003 pursuant to a tender offer. All shares purchased in the tender offer and in the open-market or negotiated transactions became treasury shares upon repurchase by the Company.

In September 2003, the Company announced that it had adopted a policy for the payment of regular quarterly cash dividends on the Company's common stock. The Company began paying a quarterly cash dividend of $.12 per common share starting in September of 2003. The quarterly dividend was increased to $.14 per common share in September of 2004.

7 INCOME PER SHARE

The following is the computation for basic and diluted income per share from continuing operations:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
Income from continuing operations	$ 6,305	$ 4,892	$ 4,065
Weighted average basic shares outstanding	1,711	1,711	1,711
Add: Effect of dilutive securities (options)	139	128	152
Weighted average diluted shares outstanding	1,850	1,839	1,863
Income per share from continuing operations:			
Basic	$ 3.68	$ 2.86	$ 2.37
Diluted	$ 3.41	$ 2.66	$ 2.18

For the years ended December 31, 2004, 2003 and 2002, options to purchase approximately 26,000, 25,250 and 40,625 shares of common stock, respectively, were not included in the computation of diluted income per share because their effect would have been antidilutive.

8 STOCK OPTION PLANS

The Company's 1997 Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Stock Incentive Plan, outside directors (directors who are not employees of the Company or any subsidiary) receive automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock. Under the 1997 Stock Incentive Plan, 624,425 shares, in the aggregate, of common stock were reserved for grants. The purchase price of shares issued on the exercise of incentive options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

During 1998, the Company's stockholders approved the adoption of the Company's 1998 Outside Directors Stock Option Plan which, as amended, provided for the automatic grant on February 1, 1998 and February 1, 1999 of nonqualified stock options to the Company's outside directors. Although no additional options may be granted under the 1998 Outside Directors Stock Option Plan, all outstanding options under this plan continue to be governed by the terms and conditions of the plan and the existing option agreements for those grants.

Option transactions for the three years in the period ended December 31, 2004 are as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at January 1, 2002	324,850	$ 11.62
Granted in 2002	201,500	$ 21.05
Expired in 2002	(5,500)	$ 8.34
Exercised in 2002	(53,500)	$ 11.06
Options outstanding at December 31, 2002	467,350	$ 15.82
Granted in 2003	12,000	$ 29.30
Expired in 2003	(4,550)	$ 20.18
Exercised in 2003	(187,200)	$ 14.19
Options outstanding at December 31, 2003	287,600	$ 17.38
Granted in 2004	62,000	$ 44.39
Exercised in 2004	(21,100)	$ 19.63
Options outstanding at December 31, 2004	328,500	$ 22.33
Exercisable options at December 31, 2002	261,100	$ 13.81
Exercisable options at December 31, 2003	217,000	$ 15.41
Exercisable options at December 31, 2004	287,250	$ 22.32

As of December 31, 2004, there remained 12,534 shares for which options may be granted in the future under the 1997 Stock Incentive Plan. The following table summarizes information about stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$6.875-$14.063	130,800	4.4 years	$ 11.44	109,300	$ 10.93
$14.875-$22.50	85,000	3.2 years	$ 18.28	85,000	$ 18.28
$26.13-$31.39	50,700	4.2 years	$ 30.23	30,950	$ 29.49
$43.75-$44.58	62,000	5.0 years	$ 44.39	62,000	$ 44.39
	328,500			287,250	

Pro forma information regarding net income and income per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002:

	2004	2003	2002
Risk-free interest rate	2.1%	3.2%	2.7%
Dividend yield	1.1%	0.0%	0.0%
Volatility factor	47.7%	39.1%	50.3%
Expected life	2.8 years	7 years	2.7 years

The resulting estimated weighted average fair values of the options granted in 2004, 2003 and 2002 were $13.45, $13.51 and $7.25, respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. The option grants in 2003 and 2002 occurred prior to the declaration of dividends by the Company.

9 REVENUES FROM MAJOR CUSTOMERS

The Company had one major customer which represented approximately $9.6 million (14.5 percent), $9.1 million (14.4 percent) and $7.4 million (12.4 percent) of the Company's operating revenues during the years 2004, 2003 and 2002, respectively.

10 INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one reportable industry segment: designing, developing, manufacturing, selling and distributing products for the medical and health care industry and has no foreign operating subsidiaries. The Company's product lines include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of the medical products segment. The Company recorded incidental revenues from its oxygen pipeline, which totaled approximately $950,000 in each of the years of 2004, 2003 and 2002. Pipeline net assets totaled $2.6 million at December 31, 2004 and 2003. Company revenues from sales to parties outside the United States totaled approximately 30 percent, 26 percent and 25 percent of the Company's total revenues in 2004, 2003 and 2002, respectively. No Company assets are located outside the United States. A summary of revenues by geographic territory for the three years 2004, 2003 and 2002 is as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
United States	$ 46,375	$ 46,721	$ 44,454
Canada	9,113	8,620	6,938
United Kingdom	1,883	1,547	1,693
Japan	1,739	902	865
Other	6,971	5,013	5,583
Total	$ 66,081	$ 62,803	$ 59,533

11 EMPLOYEE RETIREMENT AND BENEFIT PLANS

A noncontributory defined benefit retirement plan is maintained for all regular employees of the Company except those of Quest Medical. This plan was amended effective January 1, 1998 to become a cash balance pension plan. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary. The Company uses a December 31 measurement date for the plan.

The changes in the plan's projected benefit obligation ("PBO") as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation, January 1	$ 4,878	$ 4,170
Service cost	241	214
Interest cost	311	298
Actuarial loss	423	529
Benefits paid	(314)	(333)
Benefit obligation, December 31	$ 5,539	$ 4,878

In December 2002, the plan was amended to reduce benefit accruals for future service by plan participants by approximately 50 percent. This amendment caused a reduction in the PBO of approximately $616,000, and is reflected as a reduction in pension expense over the estimated employee service lives.

The changes in the fair value of plan assets, funded status of the plan and the status of the prepaid pension benefit recognized, which is included in the Company's balance sheets as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
CHANGE IN PLAN ASSETS:		
Fair value of plan assets, January 1	$ 5,413	$ 4,383
Actual return on plan assets	562	963
Employer contributions	—	400
Benefits paid	(314)	(333)
Fair value of plan assets, December 31	$ 5,661	$ 5,413
Funded status of plan	$ 122	$ 535
Unrecognized actuarial loss	2,122	1,941
Unrecognized prior service cost	(465)	(502)
Unrecognized net transition obligation	(44)	(88)
Net amount recognized as other assets	$ 1,735	$ 1,886

The accumulated benefit obligation for the pension plan was $5,447,000 and $4,801,000 at December 31, 2004 and 2003, respectively. The components of net periodic pension cost for 2004, 2003 and 2002 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
COMPONENTS OF NET PERIODIC PENSION COST:			
Service cost	$ 241	$ 214	$ 320
Interest cost	311	298	307
Expected return on assets	(423)	(349)	(405)
Prior service cost amortization	(37)	(37)	7
Actuarial loss	103	128	28
Transition amount amortization	(44)	(44)	(44)
Net periodic pension cost	$ 151	$ 210	$ 213

Actuarial assumptions used to determine benefit obligations at December 31 were as follows:

	2004	2003
Discount rate	6.00%	6.50%
Rate of compensation increase	5.00%	5.00%

Actuarial assumptions used to determine net periodic pension cost were as follows:

	YEAR ENDED DECEMBER 31,		
	2004	2003	2002
Discount rate	6.50%	7.00%	7.25%
Expected long-term return on assets	8.00%	8.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company's expected long-term rate of return assumption is based upon the plan's actual long-term investment results as well as the long-term outlook for investment returns in the marketplace at the time the assumption is made.

The Company's pension plan assets at December 31, 2004 and 2003 were invested in the following asset categories:

	2004	2003
ASSET CATEGORY:		
Equity securities	74%	73%
Debt securities	25%	25%
Other	1%	2%
Total	100%	100%

It is the Company's investment policy to maintain 66 percent to 79 percent of the plan's assets in equity securities and 21 percent to 31 percent of its assets in debt securities with the balance invested in a money market account to meet liquidity requirements for distributions. The asset allocation at December 31, 2004 represents the targeted asset allocation at that time. Based upon the plan's current funded position, the Company expects to make $200,000 in contributions to its pension plan in 2005.

The Company also sponsors a defined contribution plan for all employees. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan. The Company's contribution under this plan was $214,000, $202,000 and $302,000 in 2004, 2003 and 2002, respectively.

12 COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, third-party claims and other contingencies related to patent infringement, product liability, regulatory, employee and other matters that arise in the ordinary course of business. As of December 31, 2004, the Company had accrued $1.2 million for legal fees and expenses that it expected to incur in connection with the litigation or arbitration of three such matters.

The Company has arrangements with its executive officers (the "Executives") pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to the Executives. Termination under such circumstances in 2005 could result in payments aggregating $1.4 million, excluding any excise tax that may be reimbursable by the Company.

In May 1996, Halkey-Roberts began leasing the land, building and building improvements in St. Petersburg, Florida, which serve as Halkey-Roberts' headquarters and manufacturing facility, under a 10-year lease. The lease provides for monthly payments, including certain lease payment escalators, and provides for certain sublease and assignment rights. The lease also provides the right of either the landlord or Halkey-Roberts to terminate the lease on 12 months notice. The Company has guaranteed Halkey-Roberts' payment and performance obligations under the lease. The lease is being accounted for as an operating lease, and the rental expense for the years ended December 31, 2004, 2003 and 2002 was $409,000, $396,000 and $384,000, respectively. Future minimum rental commitments under this lease are $422,000 and $166,000 in 2005 and 2006, respectively.

During 2004, the Company began planning for the construction of a new facility for its Halkey-Roberts operation to be located approximately four miles from its current facility. In 2004, the Company made a $3.75 million deposit required in connection with a proposed purchase of ten acres of land to be used for the construction of this new facility. In early 2005, the Company entered into an agreement to purchase that property. The Company anticipates spending an additional $12 million to $14 million for the construction of a new facility for Halkey-Roberts at this site. The Company is planning to complete the construction of this new facility and move the Halkey-Roberts operation into the new facility during 2006.

13 QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table shows selected unaudited quarterly financial data for 2004 and 2003 (in thousands, except per share amounts):

QUARTER ENDED	OPERATING REVENUE	OPERATING INCOME	NET INCOME	INCOME PER BASIC SHARE
03/31/04	$ 16,789	$ 1,901	$ 1,287	$ .76
06/30/04	16,417	2,064	1,608	.94
09/30/04	16,704	2,217	1,756	1.02
12/31/04	16,171	2,414	1,819	1.06
03/31/03	$ 15,721	$ 1,724	$ 1,150	$ .65
06/30/03	16,175	1,705	1,313	.77
09/30/03	16,117	1,855	1,330	.79
12/31/03	14,790	1,639	1,264	.74

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary for a fair presentation of the results for the interim periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF ATRION CORPORATION:

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atrion Corporation and Subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas

February 18, 2005

OVERVIEW

The Company designs, develops, manufactures, sells and distributes products and components, primarily for the medical and health care industry. The Company markets components to other equipment manufacturers for incorporation in their products and sells finished devices to physicians, hospitals, clinics and other treatment centers. The Company's medical products primarily range from ophthalmology and cardiovascular products to fluid delivery devices. The Company's other medical and non-medical products include obstetrics products, instrumentation and disposables used in dialysis, contract manufacturing and valves and inflation devices used in marine and aviation safety products. In 2004 approximately 30 percent of the Company's sales were outside the United States.

The Company's products are used in a wide variety of applications by numerous customers, the largest of which accounted for approximately 14.5 percent of net sales in 2004. The Company encounters competition in all of its markets and competes primarily on the basis of product quality, price, engineering, customer service and delivery time.

The Company's strategy is to provide a broad selection of products in the areas in which it competes. The Company focuses its research and development efforts on improving current products and developing highly engineered products that meet customer needs and have the potential for broad market applications and significant sales. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. The Company also focuses on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. Over the past three years, the Company has continued to be faced with increasing costs associated with insurance, including group health benefits. The Company has been successful in consistently generating cash from operations and has used that cash to reduce indebtedness, to fund capital expenditures, to repurchase stock and, starting in 2003, to pay dividends. During 2004, the Company reduced debt by approximately 31.5 percent.

The Company's strategic objective is to further enhance its position in its served markets by:

- Focusing on customer needs
- Expanding existing product lines and developing new products
- Maintaining a culture of controlling cost
- Preserving and fostering a collaborative, entrepreneurial management structure

For the year ended December 31, 2004, the Company reported revenues of $66.1 million, income from continuing operations of $6.3 million and net income of $6.5 million, up 5 percent, 29 percent and 28 percent, respectively, from 2003.

RESULTS OF OPERATIONS

The Company's income from continuing operations was $6.3 million, or $3.68 per basic and $3.41 per diluted share, in 2004, compared to income from continuing operations of $4.9 million, or $2.86 per basic and $2.66 per diluted share, in 2003 and $4.1 million, or $2.37 per basic and $2.18 per diluted share, in 2002. Net income, including discontinued operations and cumulative effect of accounting change, totaled $6.5 million, or $3.78 per basic and $3.50 per diluted share, in 2004, compared with $5.1 million, or $2.96 per basic and $2.75 per diluted share, in 2003 and $2.6 million, or $1.51 per basic and $1.39 per diluted share, in 2002. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002. The required adoption of SFAS No. 142 as discussed in Note 2 to the Company's Consolidated Financial Statements included herein is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a $1.6 million, or $.96 per basic and $.88 per diluted share, non-cash, after-tax charge in 2002.

Revenues were $66.1 million in 2004, compared with $62.8 million in 2003 and $59.5 million in 2002. The 5 percent revenue increase in 2004 over the prior year was primarily attributable to a 22 percent increase in the revenues of the Company's cardiovascular products, a 17 percent increase from the Company's fluid delivery products and a 7 percent increase from the Company's other medical and non-medical products. These revenue increases were generally attributable to higher sales volumes and were partially offset by an 18 percent decrease in the revenues from the Company's ophthalmic products following the completion of a contract in 2003. The 5 percent revenue increase in 2003 over the prior year was primarily attributable to an 8 percent increase in the revenues of the Company's ophthalmic products, an 8 percent increase in the revenues of the Company's cardiovascular products, a 3 percent increase in the Company's fluid delivery products and a 2 percent increase in the Company's other medical and non-medical products.

The Company's cost of goods sold was $40.8 million in 2004, compared with $40.6 million in 2003 and $39.2 million in 2002. The 1 percent increase in cost of goods sold for 2004 over 2003 was primarily related to the revenue increases discussed above, offset by favorable manufacturing efficiencies brought on by increased volumes and manufacturing productivity improvements. The shift in product mix had a favorable effect on cost of goods sold as the products with increased revenues had lower costs than the products with lower revenues. The increase in cost of goods sold for 2003 over 2002 was primarily related to the increase in revenues discussed above and increased insurance costs partially offset by an improvement in manufacturing variances resulting from increased production volumes.

Gross profit was $25.3 million in 2004, compared with $22.2 million in 2003 and $20.3 million in 2002. The Company's gross profit in 2004 was 38 percent of revenues compared with 35 percent of revenues in 2003 and 34 percent of revenues in 2002. The increase in gross profit percentage in 2004 from the prior year was primarily due to the favorable shift in product mix mentioned above, productivity improvements and improved manufacturing efficiencies. The increase in gross profit percentage in 2003 from the prior year was primarily due to the above-mentioned improvement in manufacturing variances.

Operating expenses were $16.7 million in 2004, compared with $15.3 million in 2003 and $14.5 million in 2002. The increase in operating expenses in 2004 from 2003 was primarily attributable to increased general and administrative ("G&A") and research and development ("R&D") expenses. G&A expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees. The increase in G&A expenses in 2004 was primarily attributable to increased legal costs and compensation. The Company anticipates that G&A expenses are likely to increase in the foreseeable future but at a rate less than the anticipated rate of increase in revenues. R&D expenses consist primarily of salaries and other related expenses of the research and development personnel as well as costs associated with regulatory expenses. The increase in R&D expenses in 2004 was primarily related to increased legal costs related to patents. The Company anticipates that R&D expenses will continue at approximately the current level for the foreseeable future. Selling ("Selling") expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising and promotional expenses. The Company anticipates that Selling expenses are likely to increase in the foreseeable future but at a rate less than the anticipated rate of increase in revenues. The increase in operating expenses in 2003 from 2002 was primarily attributable to increased G&A and Selling expenses. The increase in G&A expenses in 2003 was primarily attributable to increased insurance costs, compensation and other taxes. The increase in Selling expenses in 2003 was primarily related to increased compensation costs and travel related expenses.

The Company's operating income for 2004 was $8.6 million, compared with $6.9 million in 2003 and $5.8 million in 2002. The previously mentioned increase in gross profit along with cost containment and cost reduction activities were the major contributors to the operating income improvements in 2004. Revenue growth, manufacturing efficiency improvements, cost containment and cost reduction activities were the major contributors to the operating income improvements in 2003.

Interest expense was $93,000 in 2004 compared to $195,000 in 2003 and $432,000 in 2002. The decrease in 2004 was primarily related to lower average borrowings during 2004 as compared with 2003. The decrease in 2003 was primarily related to lower average borrowings during 2003 as compared with 2002. The Company's other income for 2004 was primarily related to the sale of non-operational assets.

Income tax expense in 2004 totaled $2.3 million, compared with $1.9 million in 2003 and $1.4 million in 2002. The effective tax rates for 2004, 2003 and 2002 were 26.6 percent, 27.8 percent and 25.7 percent, respectively. Benefits from tax incentives for exports and R&D expenditures totaled $516,000 in 2004, $350,000 in 2003 and $408,000 in 2002. The lower effective tax rate in 2004 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a larger percentage of taxable income in 2004 than in 2003. The higher effective tax rate in 2003 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a lesser percentage of taxable income in 2003 than in 2002.

The Company believes that 2005 revenues will be higher than 2004 revenues and that the cost of goods sold, gross profit, operating income and income from continuing operations will each be higher in 2005 than in 2004. In 2005, the Company further believes that it will have continuing volume growth in most of its product lines, complemented by the introduction of new products, and that it will achieve continued growth in operating income.

DISCONTINUED OPERATIONS

During 1997, the Company sold all of its natural gas operations. The financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The financial statements also reflect an after-tax gain on disposal of these discontinued operations of $0.2 million, or $.10 per basic and $.09 per diluted share, in each of 2004, 2003 and 2002.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2004, 2003 and 2002 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a $25 million revolving credit facility (the "Credit Facility") with a money center bank to be utilized for the funding of operations and for major capital projects or acquisitions subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). Borrowings under the Credit Facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus 1 percent. At December 31, 2004, the Company had outstanding borrowings of $2.9 million under the Credit Facility. At December 31, 2004, the Company was in compliance with all financial covenants. The Credit Facility, which expires November 12, 2006, and may be extended under certain circumstances, contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

As of December 31, 2004, the Company had cash and cash equivalents of $255,000, compared with $298,000 at December 31, 2003. The Company had an outstanding balance under the Credit Facility as of December 31, 2004, of $2.9 million compared with $4.3 million as of December 31, 2003. The $1.4 million decrease in the Credit Facility balance in 2004 from 2003 was primarily attributable to the Company's use of cash flows from operating activities to reduce its borrowing level offset by borrowings to make a deposit required in connection with a proposed purchase of a parcel of land and to purchase property and equipment. Cash provided by operating activities decreased to $11.2 million in 2004, compared to $12.9 million in 2003 and $10.0 million in 2002. Cash provided by operating activities consists primarily of net income adjusted for certain non-cash items and changes in working capital items. Non-cash items include depreciation and amortization and deferred income taxes. Working capital items consist primarily of accounts receivable, accounts payable, inventories and other current assets and other current liabilities. The $1.7 million increase in working capital during 2004 was primarily related to increases in accounts receivable and inventories offset by increases in current liabilities. The increase in accounts receivable during 2004 was primarily related to the increase in revenues for the fourth quarter of 2004 as compared to the fourth quarter of 2003 and the return of accounts receivable balances to normal, expected levels. Accounts receivable at December 31, 2003 was lower than expected primarily as a result of certain customers paying their accounts receivables earlier than historical norms. The increase in inventories was primarily attributable to increased stocking levels necessary to improve customer service and support increased revenues. Additionally, the Company increased its inventories during 2004 to mitigate future raw material price increases and take advantage of volume discounts. The increase in current liabilities was primarily related to standard accruals made in the normal course of operations and accruals for income and other taxes. Capital expenditures for property, plant and equipment totaled $5.6 million in 2004, compared with $4.2 million in 2003 and $3.3 million in 2002. The Company expects capital expenditures in 2005 to increase above 2004 levels. In 2004, the Company made a $3.8 million deposit required in connection with a proposed land purchase. In early 2005, the Company entered into an agreement to purchase that property. The Company anticipates spending an additional $12 million to $14 million for the construction of a new facility for Halkey-Roberts at this site. The Company is planning to complete the construction of this new facility and move the Halkey-Roberts operation into the new facility during 2006 (See Note 12).

During 2004, the Company expended $840,000 for the purchase of the Company's common stock. During 2003, the Company expended $4.9 million for the purchase of the Company's common stock. Included in this amount was $4.1 million used in April 2003 for the completion of a tender offer in which a total of 173,614 shares of common stock were repurchased at a price of $23.00 per share.

The Company received net proceeds of $414,000 from the exercise of employee stock options during 2004.

In September 2003, the Company announced that its Board of Directors had approved a policy for the payment of regular quarterly cash dividends on the Company's common stock. During 2004 the Company paid dividends totaling $891,000 to its stockholders.

The table below summarizes debt, lease and other contractual obligations outstanding at December 31, 2004:

	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS (IN THOUSANDS)	TOTAL	2005	2006 - 2007	2008 - 2009	2010 AND THEREAFTER
Credit Facility	$ 2,936	—	$ 285	$ 2,651	—
Operating Leases	$ 588	$ 422	$ 166	—	—
Purchase Obligations	$ 6,515	$ 6,238	$ 277	—	—
Total	$ 10,039	$ 6,660	$ 728	$ 2,651	—

The payment schedule for the Credit Facility assumes at maturity, November 2006, the Company will convert this outstanding debt to a two-year term note as permitted by the terms of the agreement. The payment schedule for the operating lease assumes the lease expires in May 2006 (See Note 12 of Notes to Consolidated Financial Statements).

The Company adopted SFAS No. 142 effective January 1, 2002. The required adoption of SFAS No. 142 is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a $1.6 million non-cash, after-tax charge in 2002. This charge had no effect on the Company's cash position or the balance of its outstanding indebtedness, and it did not have any impact on earnings from continuing operations in 2002.

The Company believes that its existing cash and cash equivalents, cash flows from operations and borrowings available under the Company's Credit Facility, supplemented, if necessary, with equity or debt financing, which the Company believes would be available, will be sufficient to fund the Company's cash requirements for at least the foreseeable future.

Companies sometimes establish legal entities for a specific business transaction or activity in the form of a Variable Interest Entity ("VIE"). VIEs may be used to facilitate off-balance sheet financing, acquire financial assets, raise cash from owned assets and similar transactions. The Company has no VIEs, no off-balance sheet financing arrangements and no derivative financial instruments.

IMPACT OF INFLATION

The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. Over the last three years, the Company has experienced the effects of moderate inflation in these costs. At times, the Company has been able to offset a portion of these increased costs by increasing the sales prices of its products. However, competitive pressures have not allowed for full recovery of these cost increases.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123R"). In addition to SFAS No. 123R the FASB issued SFAS No. 151, "Inventory Costs," which amends Accounting Research Bulletin 43, Chapter 4, "Inventory Pricing." The impact to the Company for these items is described in Note 1 of Notes to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In the preparation of these financial statements, the Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The Company believes the following discussion addresses the Company's most critical accounting policies and estimates, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

During 2004, the Company accrued for legal costs associated with certain litigation. The Company believes these accruals are adequate to cover the legal fees and expenses associated with litigating these matters. However, the time and cost required to litigate these matters as well as the outcomes of the proceedings may vary from what the Company has projected.

The Company assesses the impairment of its long-lived identifiable assets, excluding goodwill which is tested for impairment pursuant to SFAS No. 142 as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in the Company's business plan could materially affect its evaluations. No such changes are anticipated at this time.

The Company assesses goodwill for impairment pursuant to SFAS No. 142 which requires that goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a fair value test.

FORWARD-LOOKING STATEMENTS

The statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by the Company that the objectives or plans of the Company will be achieved. Such statements include, but are not limited to, the Company's expectations regarding future revenues, cost of goods sold, gross profit, operating income, income from continuing operations, cash flows from operations, growth in product lines, and availability of equity and debt financing. Words such as "anticipates," "believes," "intends," "expects," "should" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; the Company's ability to protect its intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause the Company to alter its marketing, capital expenditures or other budgets, which in turn may affect the Company's results of operations and financial condition.

BOARD OF DIRECTORS

Emile A. Battat
Chairman of the Board and President
Atrion Corporation

Richard O. Jacobson
Chairman of the Board
Jacobson Companies
Des Moines, Iowa

Hugh J. Morgan, Jr.
Private Investor, Former Chairman of the Board
National Bank of Commerce of Birmingham
Birmingham, Alabama

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
President
Stupp Bros., Inc.
St. Louis, Missouri

John Maley, distinguished member of our board since 1996, passed away in January 2005. He always brought extraordinary wisdom and insight to our efforts. His outstanding contributions to our company will long be remembered, and his presence among us as a colleague and friend will be greatly missed.

EXECUTIVE OFFICERS

Emile A. Battat
Chairman of the Board and President

Jeffery Strickland
Vice President and Chief Financial Officer, Secretary and Treasurer

CORPORATE INFORMATION

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
www.atrioncorp.com

Registrar and Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

Form 10-K
A copy of the Company's 2004 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:
Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information
The Company's common stock is traded on The Nasdaq Stock Market (Symbol: ATRI). As of March 7, 2005, there were approximately 1,300 stockholders, including beneficial owners holding shares in nominee or "street" name. The table below sets forth the high and low closing prices on The Nasdaq Stock Market and the quarterly dividends per share declared by the Company for each quarter of 2003 and 2004.

2003 Quarter Ended	High	Low	Dividends
March 31	$ 22.85	$ 17.95	$ 0.00
June 30	30.80	22.75	0.00
September 30	45.20	26.80	0.12
December 31	50.00	40.00	0.12

2004 Quarter Ended	High	Low	Dividends
March 31	$ 46.82	$ 38.51	$ 0.12
June 30	50.82	40.50	0.12
September 30	48.77	43.51	0.14
December 31	48.20	41.69	0.14

In the third quarter of 2003 the Company began paying quarterly cash dividends and presently plans to pay quarterly cash dividends in the future.


Atrion

Atrion Corporation // One Allentown Parkway // Allen, Texas 75002 // 972•390•9800 // www.atrioncorp.com